FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

Athens, 23 November 2018

Notification of important changes concerning voting rights under article 7a par. 6 case c of L. 3864/2010

National Bank of Greece S.A. (“the Bank”) announces according to article 7a par. 6 case c of L. 3864/2010, the following:

Following a relevant notification that the Bank received from BlackRock, Inc. on 21.11.2018, BlackRock, Inc. holds indirectly as of 19.11.2018 voting rights that correspond to an equal amount of common, registered, voting, dematerialized shares, as well as other financial instruments that provide the right to acquire shares which incorporate voting rights, above the 5% threshold of the total voting rights of the Bank, excluding common, registered, voting shares held by the HFSF, which are subject to the restrictions of article 7a of L. 3864/2010.

The voting rights are analysed as follows:

Type of Financial Instrument	Number of corresponding voting rights	% of the above total number of NBG S.A. voting rights
Shares	41,112,318	4.56%
Financial Instruments	4,074,679	0.45%
Total	45,186,997	5.01%

In the table below the data regarding the chain of controlled undertakings, through which the above voting rights are held, are presented, in accordance with Article 14 par. 1 case b of L. 3556/2007.

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.
BR Jersey International Holdings LP.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, lnc.
BR Jersey International Holdings LP.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock lnveslment Management (UK) Limited	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings LP.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings LP.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited

BlackRock lnternational Limited	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings LP.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings LP.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings LP.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Advisors (UK) Limited	Below 5%	Below 5%	Below 5%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock (Netherlands) B.V.	Below 5%	Below 5%	Below 5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: November 26, 2018

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: November 26, 2018

Director, Financial Division